May 22, 2019

Micha Kaufman
Chief Executive Officer
Fiverr International Ltd.
8 Eliezer Kaplan St.
Tel Aviv 6473409, Israel

       Re: Fiverr International Ltd.
           Registration Statement on Form F-1
           Filed May 16, 2019
           File No. 333-231533

Dear Mr. Kaufman:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 filed May 16, 2019

Selected Consolidated Financial and Other Data, page 54

1. You provide the number of active buyers and buyer spend "for the three months ended"
       March 31, 2019 and 2018; however, on page 3 you provide similar metrics for the twelve months ended March 31, 2019. Please explain or revise. Also, considering you attribute quarter-over-quarter revenue growth to such metrics, if available please provide us with, and revise to disclose, quarterly active buyer and buyer spend data for each period presented or tell us why you do not believe that information is important to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Micha Kaufman
Fiverr International Ltd.
May 22, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff
Attorney at (202) 551-3456 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameMicha Kaufman                            Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameFiverr International Ltd.
                                                           and Services
May 22, 2019 Page 2
cc:       Marc D. Jaffe
FirstName LastName